

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 2, 2007

<u>**Via U.S. Mail and Fax (402-458-2399)**</u>
Mr. Michael S. Dunlap
Chairman and Co-Chief Executive Officer
Nelnet, Inc.
121 South 13th Street, Suite 201
Lincoln, NE 68508

      RE: **Nelnet, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed March 1, 2007
               File No. 1-31924

Dear Mr. Dunlap:

      We have reviewed your filing and your response dated January 26,2007 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended December 31, 2006</u>

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.   We note that you report cash flows from sales of student loans as investing activities. Please address the following regarding that presentation:

- Given your history of selling such receivables, please tell us how you determined that these cash flows should be reported as investing, rather than operating activities.

- Tell us the nature of the receivables and when you make the determination to sell the receivables, specifically, at or subsequent to acquisition.

- Please tell us how you applied the guidance of paragraph .08a of SOP 01-6 and paragraph 9 of SFAS 102.

Notes to Consolidated Financial Statements

Note 4 . Business and Certain Asset Acquisitions, page F-14

2.   Please refer to prior comment number 13. We note on Attachment B that you have amortizable intangibles related to customer relationships. We also note that $19,632 related to the FACTS acquisition is being amortized over a period of 240 months using the accelerated straight line method and that this period is significantly longer than the periods used for amortizing other customer relationships. Tell us in detail, citing the accounting literature upon which you relied, how you determined the 240 month amortization period.

Forms 10-Q for March 31, 2006 and June 30, 2006 and Form 10-Q/A for September 30, 2006

General

3.   Please revise, as appropriate for comments issued regarding Form 10-K for the year ended December 31, 2006

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please furnish your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director